SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ/MF) 00.108.786/0001 -65
Company Registry ID (NIRE) 35 300 177 240

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON OCTOBER 13, 2006

Date, time and venue: October 13, 2006, at 11:00 am, at Net Serviços de Comunicação S.A. (“Company”) headquarter, located at Rua Verbo Divino, 1,356 – 1º andar, Chácara Santo Antônio, in the City and State of São Paulo.

Attendance: Board Members representing the required quorum, in accordance with the signatures below.

Presiding Board: Mr. Carlos Henrique Moreira – Chairman; Mr. André Müller Borges – Secretary.

Agenda: (1) to analyze, discuss and approve the proposal to amend the wording of the caput of article 5 of the Company’s Bylaws, in order to reflect the increase in the Company’s capital stock, from R$ 3,474,272,185.28 to R$ 3,548,541,327.17;

(2) to acknowledge the Executive Board’s proposal to amend the Company’s corporate purpose;

(3) to analyze, discuss and approve the proposal to increase the Company’s Capital Stock facing the issue of 1,355,713 common shares and 23,010,140 preferred shares; and

(4) to approve the calling of an Extraordinary Shareholders’ Meeting in order to deliberate on the aforementioned items.

Resolutions: After due analysis and discussion of the agenda, the members of the Board decided by unanimous vote:

(1) to approve the proposal to amend the wording of the caput of article 5 of the Company’s Bylaws, in order to reflect the increase in the Company’s capital stock from R$ 3,474,272,185.28 to R$ 3,548,541,327.17, approved by the Board of Directors’ Meetings of May 18, 2006 and June 19, 2006, the shares of which being subscribed by the shareholders and paid in via the capitalization of the tax benefits held by Empresa Brasileira de Telecomunicações S.A. – Embratel, resulting from the amortization of goodwill from the merger of Globotel Participações S.A., under the terms of paragraph 1 of article 7 of CVM Instruction 319/99 and as established in clause 8 of Globotel’s Merger Protocol. The approved statutory amendment will be put before an Extraordinary Shareholders’ Meeting to be called under the terms of item (4) below, and if approved, the caput of article 5 of the Company’s Bylaws will have the following wording:

“Article 5 – The Company’s capital stock corresponds to R$3,548,541,327.17 (three billion, five hundred and forty eight million, five hundred ad forty-one thousand, three hundred and twenty-seven reais and seventeen cents), divided into 109,320,070 (one hundred and nine million, three hundred and twenty thousand and seventy) common shares and 158,667,398 (one hundred and fifty eight million, six hundred and sixty-seven thousand and three hundred and ninety-eight) preferred shares, all nominative book-entry shares with no par value. The Company’s capital stock may be increased by up to R$5,000,000,000.00 (five billion reais), independently of any statutory amendment, pursuant to article 168 of Law 6.404/76, by the Board of Directors, who will establish the conditions of issue, under the terms of paragraph 1 of article 170 of Law 6.404/76. ”;

(2) To acknowledge the Executive Office’ proposal to amend the Company’s corporate purpose, in order that the local distribution of pay-TV signals and other telecommunication services in any other type of signal distribution can be provided by the Company, said statutory amendment to be submitted to an Extraordinary Shareholders’ Meeting to be called under the terms of item (4) below, with the consequent amendment of article 3 of the Company’s Bylaws, if approved;

(3) To approve the proposal to increase the Company’s capital stock, in order to acquire a minority interest in VIVAX S.A. (“VIVAX”), via the issue of ordinary and preferred shares, under the following terms:

(i) Number and type of shares to be issued: once the capital increase is approved by the shareholders, the Company will issue 1,355,713 (one million, three hundred fifty five thousand and seven hundred and thirteen) common shares and 23,010,140 (twenty three million, ten thousand and one hundred and forty) preferred shares, all nominative book-entry shares with no par value;

(ii) Price: the price of the shares to be issued under the capital increase shall be equivalent to the weighted average by traded volume of the average unit price on the São Paulo Stock Exchange – Bovespa of the Company’s preferred shares in the five (5) trading sessions immediately preceding the Extraordinary Shareholders’ Meeting, to be called under the terms of item 4 below. The issue price will be the same for both common and preferred shares and will remain fixed during the period reserved for the exercise of pre-emptive rights, pursuant to Law 6.404/76;

(iii) Justification of the Issue Price: the fixing of the issue price is based on item III, paragraph 1 of article 170 of Law 6.404/76;

(iv) Amount of the Capital Increase: pursuant to item (ii) above, the value of the capital increase will be defined at the end of the last trading session immediately preceding the Extraordinary Shareholders’ Meeting, which will decide the matter;

(v) Paying in: the shares to be issued under the Company’s capital increase shall be paid in as follows: (a) the 1,355,713 common shares shall be paid in in cash and (b) the 23,010,140 preferred shares to be issued shall be paid in (b.1) in VIVAX and Brasil TV a Cabo Participações S.A. by Horizon Telecom International LLC and (b.2) in cash, by the Company’s other who choose to exercise their pre-emptive rights;

(vi) Pre-emptive Rights: The Company’s common and preferred shareholders are granted pre-emptive rights to subscribe to the shares to be issued under the capital increase, observing the terms of paragraph 2, article 171 of Law 6.404/76 on the paying in of shares through a transfer of assets, as in subitem (v)(b.1) above;

(vii) Unsubscribed Shares: As to that part of the capital increase not paid in via a transfer of assets, the Extraordinary Shareholders’ Meeting will decide on the disposal of the shares not subscribed by the Company’s shareholders, under the terms of paragraph 7, article 171, Law 6.404/76;

(viii) Rights: The shares to be issued shall have full rights regarding 2006 and future income; and

(4) To approve the calling of an Extraordinary Shareholders’ Meeting, to deliberate on the aforementioned items.

Closing: There being no further matters to discuss, the meeting was brought to a close and these minutes were drawn up in summary format, read, approved and signed by all attending members, including the Secretary. Signatures: Carlos Henrique Moreira – Chairman, André Müller Borges – Secretary, Stefan Alexander, Rossana Fontenele Berto, Marcos da Cunha Carneiro, Jose Formoso Martinez, João Adalberto Elek Jr., Mauro Szwarcwald, Ivan Magalhães Júnior.

This is a free English translation of the original minutes drawn up in the Company’s records.

André Müller Borges
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.